# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CEA Industries Inc., CIK 0001482541
CUSIP: 86887P309
Title of class of securities: Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 1780 55TH STREET, SUITE C, BOULDER, Colorado (CO), 80301
Date of event which requires filing of this statement: 12/19/2025
Amends the filing with accession number 0000921895-25-003215
Filed by CIK 0002098271
Persons authorized to receive notices and communications: JIA "HOLLY" YOU, YZILABS MANAGEMENT LTD., 2 Fl, Water's Edge Bldg, Wickhams Cay II, Road Town, Tortola, Virgin Islands British (D8), VG 110, 201-855-6358

## Reporting persons
- YZILabs Management Ltd. (CIK 0002098271): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 2,150,481; sole dispositive power 0; shared dispositive power 2,150,481; aggregate amount beneficially owned 2,150,481 (4.9% of the class)
- Changpeng Zhao: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United Arab Emirates (C0); member of a group; source of funds: affiliate funds (AF); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 2,150,481; sole dispositive power 0; shared dispositive power 2,150,481; aggregate amount beneficially owned 2,150,481 (4.9% of the class)
- Baucus Sieben Max (CIK 0001906587): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Chapman James David: type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Mr. Chapman is a citizen of the United Kingdom and Australia.
- Guillen Goody Teresa Marie: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Ms. Goody Guillen is a citizen of the United States and Australia.
- He Jiajin: type of reporting person: individual (IN); citizenship or place of organization: China (F4); member of a group; source of funds: personal funds (PF); sole voting power 2,099,644; shared voting power 0; sole dispositive power 2,099,644; shared dispositive power 0; aggregate amount beneficially owned 2,099,644 (4.6% of the class)
- Odagiu Alex: type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); member of a group; source of funds: personal funds (PF); sole voting power 4,918; shared voting power 0; sole dispositive power 4,918; shared dispositive power 0; aggregate amount beneficially owned 4,918 (0.01% of the class)
  Comment: Mr. Odagiu is a citizen of the United Kingdom, Moldova and Romania.
- Roszak Matthew: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Mr. Roszak is a citizen of the United States and Poland.
- Zhang Ling: type of reporting person: individual (IN); citizenship or place of organization: Singapore (U0); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.00001 per share
Name of issuer: CEA Industries Inc.
Address of issuer's principal executive offices: 1780 55TH STREET, SUITE C, BOULDER, Colorado (CO), 80301

## Item 2. Identity and Background
Name of person filing:
Item 2(a) is hereby amended and restated to read as follows:

This Schedule 13D is filed by:

(i) YZILabs Management Ltd, a British Virgin Islands business company ("YZi Labs");

(ii) Changpeng Zhao ("Mr. Zhao");

(iii) Max S. Baucus ("Mr. Baucus");

(iv) David J. Chapman ("Mr. Chapman");

(v) Teresa Marie Goody Guillen ("Ms. Goody Guillen");

(vi) Jiajin "Jane" He ("Ms. He");

(vii) Alex Odagiu ("Mr. Odagiu");

(viii) Matthew Roszak ("Mr. Roszak"); and

(ix) Ling "Ella" Zhang ("Ms. Zhang").

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."
Residence or business address:
Item 2(b) is hereby supplemented to add the following:

The principal business address of YZi Labs and Mr. Zhao is 2nd Floor, Water's Edge Building, Wickhams Cay II, Road Town, Tortola, VG 1110, British Virgin Islands. The principal business address of Mr. Baucus is c/o Baucus Group LLC, 257 Blue Roan Lane, Belgrade, MT 59714. The principal business address of Mr. Chapman is c/o Easy Star Consultants, Office 2113, 19/F, 33 Wyndham Street, Central, Hong Kong. The principal business address of Ms. Goody Guillen is c/o BakerHostetler LLP, Washington Square, Suite 1100, 1050 Connecticut Avenue NW, Washington, DC 20036. The principal business address of each of Mses. He and Zhang and Mr. Odagiu is 2nd Floor Water's Edge Building, Wickhams Cay II, Road Town, Tortola, VG 1110, British Virgin Islands. The principal business address of Mr. Roszak is 167 North Green Street, Chicago, IL 60607.
Present principal occupation or employment:
Item 2(c) is hereby supplemented to add the following:

The principal business of YZi Labs is to invest in securities and fuel impact in Web3, AI and biotech. The principal business of Mr. Zhao is serving as an entrepreneur. Mr. Zhao also serves as the sole director of YZi Labs. The principal occupation of Mr. Baucus is serving as Co-Founder of Baucus Group LLC. The principal occupation of Mr. Chapman is serving as an Advisory Board member of Hex Trust. The principal occupation of Ms. Goody Guillen is serving as a Partner of Baker & Hostetler LLP. The principal occupation of Ms. He is serving as General Partner of YZiLabs Management Ltd. The principal occupation of Mr. Odagiu is serving as an Investment Partner of YZiLabs. The principal occupation of Mr.Roszak is serving as Chairman and Co-Founder of Bloq, Inc. The principal occupation of Ms. Zhang is serving as Managing Partner and Head of YZi Labs.
Citizenship:
Item 2(f) is hereby amended and restated to read as follows:

YZi Labs is organized under the laws of British Virgin Islands. Mr. Zhao is a citizen of the United Arab Emirates and Canada. Mr. Baucus is a citizen of the United States of America. Mr. Chapman is a citizen of the United Kingdom and Australia. Ms. Goody Guillen is a citizen of the United States of America and Australia. Ms. He is a citizen of China. Mr. Odagiu is a citizen of the United Kingdom, Moldova and Romania. Mr. Roszak is citizen of the United States of America and Poland. Ms. Zhang is a citizen of Singapore.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The securities of the Issuer purchased by YZi Labs were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The 2,150,481 shares of Common Stock, par value $0.00001 per share (the "Shares"), of the Issuer beneficially owned by YZi Labs were acquired in connection with the PIPE at a price of $10.10 per Share. In connection with the closing of the PIPE, YZi Labs also acquired (i) 7,750,510 Pre-Funded Warrants (as defined in Item 4) at a price of $10.09999 per Pre-Funded Warrant, (ii) 9,900,991 Stapled Warrants (as defined in Item 4) at an exercise price of $15.15 per Stapled Warrant and (iii) 3,564,359 Strategic Advisor Warrants (as defined in Item 4) in connection with services provided under the Strategic Advisor Agreement (as defined and described in Item 4).

The Shares beneficially owned by Ms. He were purchased with personal funds. The aggregate purchase price of the 911,524 Shares directly beneficially owned directly by Ms. He is approximately $9,206,392, excluding brokerage commissions. In connection with the closing of the PIPE, Ms. He also acquired 1,188,120 Stapled Warrants at an exercise price of $15.15 per Stapled Warrant.

The Shares beneficially owned by Mr. Odagiu were purchased with personal funds. The aggregate purchase price of the 4,918 Shares beneficially owned directly by Mr. Odagiu is approximately $49,672, excluding brokerage commissions.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby supplemented to add the following:

On December 19, 2025, YZi Labs and Mr. Baucus, Mr. Chapman, Ms. Goody Guillen, Ms. He, Mr. Odagiu, Mr. Roszak and Ms. Zhang (such individuals collectively, the "Nominees") entered into a Group Agreement. Pursuant to the terms of the Group Agreement, the parties agreed, among other things, (i) to the joint filing of statements on Schedule 13D on behalf of each of them with respect to the securities of the Issuer to the extent required by applicable law, (ii) to working together to enhance stockholder value at the Issuer, including seeking representation on the Board, (iii) to solicit written consents to, among other things, expand the size of the Board and to elect certain persons nominated for election to the Board (including those nominated by or on behalf of YZi Labs), (iv) that each Nominee would not enter into any transactions in the securities of the Issuer without the prior written consent of YZi Labs, (v) YZi Labs would bear all approved expenses incurred in connection with the group's activities, and (vi) to take all other action necessary to achieve the foregoing. The foregoing description does not purport to be complete and is qualified in its entirety by reference to the full text of the Group Agreement, which is attached hereto as Exhibit 99.1 and incorporated by reference herein.

YZi Labs intends to file a revised preliminary consent statement on Schedule 14A with the Securities Exchange Commission to be used to solicit consents, to among other things, expand the size of the Board and appoint each of the Nominees to the Board to fill the resulting vacancies.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by Reporting Person named herein is based upon a denominator that is the sum of: (i) 44,062,938 Shares outstanding as of December 12, 2025, which is the total number of shares outstanding as reported in the Company's Quarterly Report on Form 10-Q filed with the SEC on December 15, 2025, and (ii) 1,188,120 Shares issuable upon the exercise of certain warrants held by the Reporting Persons.

As of the close of business on the date hereof, YZi Labs beneficially owned 2,150,481 Shares, constituting approximately 4.9% of the Shares outstanding. As the sole director of YZi Labs, Mr. Zhao may be deemed to beneficially own the 2,150,481 Shares beneficially owned by YZi Labs, representing percentage ownership of approximately 4.9%.

As of the close of business on the date hereof, YZi Labs held (i) 7,750,510 Pre-Funded Warrants, (ii) 9,900,991 Stapled Warrants and (iii) 3,564,359 Strategic Advisor Warrants. The Pre-Funded Warrants are immediately exercisable at an initial exercise price equal to $0.00001 per Share and may be exercised at any time until the Pre-Funded Warrants are exercised in full, subject to the Beneficial Ownership Limitation (as defined below). The Stapled Warrants are immediately exercisable at an initial exercise price equal to $15.15 per Share and may be exercised at any time on or prior to 5:00pm on June 28, 2028, subject to the Beneficial Ownership Limitation. The Strategic Advisor Warrants are immediately exercisable at an exercise price equal to $0.00001 per Share and may be exercised at any point on or prior to 5:00 p.m. on August 5, 2030, subject to the Beneficial Ownership Limitation. Each of the Pre-Funded Warrants, the Stapled Warrants and the Strategic Advisor Warrants either provide, or the holder has elected, that the holder shall not have the right to exercise any portion of any such warrants to the extent that after giving effect to such issuance after exercise, such holder and certain of its affiliates would be deemed to beneficially own, as determined in accordance with Section 13(d) of the Exchange Act, more than 4.99% of the Issuer's then outstanding Shares (the "Beneficial Ownership Limitations"). Pursuant to the terms of the Pre-Funded Warrants, the holder may increase or decrease the Beneficial Ownership Limitation upon 61 days' notice to the Issuer, provided that such Beneficial Ownership Limitation in no event exceeds 19.99% of the Issuer's then outstanding Shares. Pursuant to the terms of the Stapled Warrants, the holder may increase or decrease the Beneficial Ownership Limitation upon 61 days' notice to the Issuer to any other percentage specified in the notice. Pursuant to the terms of the Strategic Advisor Warrants, the holder may increase or decrease the Beneficial Ownership Limitation upon 61 days' notice to the Issuer, provided that such Beneficial Ownership Limitation in no event exceeds 9.99% of the Issuer's then outstanding Shares. As of the close of business on the date hereof, the Beneficial Ownership Limitations prohibit the exercise of any and all of the warrants held by YZi Labs and the shares underlying the Pre-Funded Warrants, the Stapled Warrants and the Strategic Advisor Warrants held by YZi Labs are not included in YZi Labs' or Mr. Zhao's beneficial ownership as reported herein.

As of the close of business on the date hereof, Ms. He may be deemed to beneficially own 2,099,644 Shares, including 1,188,120 Shares underlying certain Stapled Warrants, representing ownership of approximately 4.6% of the Shares outstanding.

As of the close of business on the date hereof, Mr. Odagiu may be deemed to beneficially own 4,918 Shares, representing ownership of less than 1% of the Shares outstanding.

The Stapled Warrants held by Ms. He are not subject to a Beneficial Ownership Limitation and are currently exercisable.

Mr. Odagiu is a member of Goldmount III a series of Allocations 2025 Master, LLC, a Delaware limited liability company ("Allocations"), which participated in the PIPE and beneficially owns securities of the Company. As the result of the foregoing relationships Mr. Odagiu may be deemed to have an economic interest in certain of the securities of the Company held by Allocations. Mr. Odagiu has neither voting nor investment power with respect to any of the securities of the Company held by Allocations, nor does he have the right to acquire such voting or investment power within 60 days. Allocations is not party to the Group Agreement, and the Reporting Persons have not agreed to act together with Allocations for the purpose of acquiring, holding, voting or disposing of any securities of the Company. As such, Allocations is not identified as a Reporting Person herein.

As of the date hereof, each of Messrs. Baucus, Chapman and Roszak, and Mses. Goody Guillen and Zhang do not beneficially own any Shares.

Notwithstanding the above, Ms. Goody Guillen is an indirect member of Arche Capital SPV IV LLC, a Delaware limited liability company ("Arche"), which participated in the PIPE and beneficially owns securities of the Company. As the result of the foregoing relationships Ms. Goody Guillen may be deemed to have an indirect economic interest in certain of the securities of the Company held by Arche. Ms. Goody Guillen has neither voting nor investment power with respect to any of the securities of the Company held by Arche, nor does she have the right to acquire such voting or investment power within 60 days. Arche is not party to the Group Agreement, and the Reporting Persons have not agreed to act together with Arche for the purpose of acquiring, holding, voting or disposing of any securities of the Company. As such, Arche is not identified as a Reporting Person herein.

Each of the Reporting Persons may be deemed to be a member of a "group" with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and such group may be deemed to beneficially own the 4,255,043 Shares owned in the aggregate by all of the Reporting Persons, constituting approximately 9.2% of the outstanding Shares. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he, she or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he, she or it does not directly own.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

The transactions in the securities of the Issuer during the past sixty days are set forth in Exhibit 1 and are incorporated herein by reference. All such transactions were effected in the open market unless otherwise noted therein.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby supplemented to add the following:

The description of the Group Agreement set forth in Item 4 above is incorporated herein by reference. The full text of the Group Agreement is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Each of the Nominees (other than Ms. Zhang) has granted Ms. Zhang a power of attorney (collectively, the "Powers of Attorney") to execute certain SEC filings and other documents in connection with the solicitation of consents from the Issuer's stockholders in connection with the Consent Solicitation and any related transactions. Copies of the Powers of Attorney are attached hereto as Exhibit 99.2 and are incorporated herein by reference.

In connection with the PIPE, on July 28, 2025, Ms. He entered into a Securities Purchase Agreement and Registration Rights Agreement with the Issuer pursuant to which Ms. He agreed to purchase 1,188,120 Shares at an offering price of $10.10 per Share, and 1,188,120 Stapled Warrants at an exercise price of $15.15 per Stapled Warrant, and received certain registration rights in connection with the PIPE. The foregoing descriptions of the Securities Purchase Agreement and the Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Securities Purchase Agreement and the Registration Rights Agreement, forms of which are attached hereto as Exhibits 99.3 and 99.4 respectively and incorporated herein by reference.

The description of the Stapled Warrants set forth in Item 5 above is incorporated herein by reference. The foregoing description of the Stapled Warrants does not purport to be complete and is qualified in its entirety by reference to the full text of the Stapled Warrants, the form of which is attached hereto as Exhibit 99.5 and incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1 - Transactions in Securities.

99.1 - Group Agreement, dated December 19, 2025

99.2 - Powers of Attorney.

99.3 - Form of Cash Securities Purchase Agreement, dated July 28, 2025 (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 28, 2025).

99.4 - Form of Registration Rights Agreement, dated July 28, 2025 (incorporated by reference to Exhibit 10.3 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 28, 2025).

99.5 - Form of Stapled Warrant, dated July 28, 2025 (incorporated by reference to Exhibit 4.2 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 28, 2025).

## Signatures
- YZILabs Management Ltd.: /s/ Ling Zhang, Ling Zhang, Authorized Signatory (12/23/2025)
- Changpeng Zhao: /s/ Changpeng Zhao, Changpeng Zhao (12/23/2025)
- Baucus Sieben Max: /s/ Max Sieben Baucus, Max Sieben Baucus (12/23/2025)
- Chapman James David: /s/ Ling Zhang, Ling Zhang, Attorney-in-fact for David J. Chapman (12/23/2025)
- Guillen Goody Teresa Marie: /s/ Ling Zhang, Ling Zhang, Attorney-in-fact for Teresa Marie Goody Guillen (12/23/2025)
- He Jiajin: /s/ Ling Zhang, Ling Zhang, Attorney-in-fact for Jiajin He (12/23/2025)
- Odagiu Alex: /s/ Ling Zhang, Ling Zhang, Attorney-in-fact for Alex Odagiu (12/23/2025)
- Roszak Matthew: /s/ Ling Zhang, Ling Zhang, Attorney-in-fact for Matthew Roszak (12/23/2025)
- Zhang Ling: /s/ Ling Zhang, Ling Zhang (12/23/2025)